Exhibit 99.1

QIWI Announces Resignation of Board Member

MOSCOW, October 2, 2014 — QIWI plc, (Nasdaq:QIWI) (“QIWI” or the “Company”) announced today that on September 29, 2014 Matthew Hammond resigned as a member of the Board of Directors following the recent sale by Mail.ru Group Limited of shares in QIWI. Mr. Hammond has been a member of the Board of Directors of QIWI since 2011.

“On behalf of our board of directors, I thank Matthew for his valuable service and contributions and wish him well in future endeavors,” stated Boris Kim, Chairman of QIWI’s Board of Directors.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.8 million virtual wallets, over 171,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact Yakov Barinskiy Head of Corporate Development and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com